Exhibit 7.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class B original share, par value $0.01 per share, of Paranovus Entertainment Technology Ltd., and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 28, 2023.

Xuezhu Wang

By:	/s/ Xuezhu Wang
Name:	Xuezhu Wang

Happy Group Inc.

By:	/s/ Xuezhu Wang
Name:	Xuezhu Wang Sole Director

Minzhu Xu

By:	/s/ Minzhu Xu
Name:	Minzhu Xu